

May 9, 2006

Zip+4 Code: 20549-0305

Via Fax & U.S. Mail
Douglas J. Treff, Senior Vice President and Chief Financial Officer
Deluxe Corporation
3680 Victoria St. N.
Shoreview, Minnesota 55126

> Re: **Deluxe Corporation**
> **Form 10-K for the Year Ended December 31, 2005**
> **File 001-07945**

Dear Mr. Treff:

We have reviewed your response letter dated April 18, 2006 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-K For the Fiscal Year Ended December 31, 2005

Item 7- Management Discussion and Analysis of Financial Condition and Results of Operations

Small Business Services, page 26

1. Refer to your response to our prior comment 6. In drafting SFAS 131, the Board decided that the financial information to be reported about each segment should be measured on the same basis as the information used by the chief operating decision maker for purposes of allocating resources to segments and assessing segment's performance. The Board also decided not to require that segment information be provided in accordance with the generally accepted accounting principles used to prepare the consolidated financial statements. However SFAS 131 does require that, if amounts are allocated to reported segment profit or loss or assets, these amounts be allocated on a "reasonable" basis pursuant to paragraph 29 of the Statement. In this regard, we note that you acquired New England Business Services, Inc. ('NEBS') during the 2004 fiscal year. It appears that

significant effort would be required during fiscal 2004 and 2005 to ensure the incorporation of NEBS into your business model. Further, it appears likely that the transitioning of the acquiree's accounting systems, personnel and company functions would require significant time and effort to be completed successfully and effectively. For this reason, supplementally explain why you believe that the allocation of corporate costs based upon revenues was a reasonable method of allocation during these fiscal periods. Consider the guidance in paragraphs 88 through 90 of SFAS 131 when preparing your response.

Cash Flows, page 27

2. We note your response to our prior comment #7. However, we reissue our prior comment. Please revise your filings on an ongoing basis to include a more substantive discussion of cash flow trends and your ability to service your debt through operating cash flows.

Other non-current assets, page 57

3. Refer to your response to our prior comment 8. To facilitate our understanding of these arrangements, please also provide a reconciliation of your related liability accounts. It appears that a cash payment may be made upon signing the contract or shortly thereafter. If this is not the case, the liabilities for contract acquisition payments do not appear to reconcile using the cash payment information you have provided.

4. In addition, please provide us with an example of the entries you would record in connection with a representative transaction. That is, illustrate the debits and credits you would record upon the signing of the contract, on a periodic basis as cash is disbursed and upon completion of the contract. In addition, please illustrate how these entries would change if a contract were terminated. For example, are your customers required to make repayment to you in cash? We may have further comments upon review of your response.

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,



David R. Humphrey
Branch Chief-Accountant